

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Via U.S. Mail and Facsimile to
Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte, NC 28216

   Re: Pretoria Resources Two, Inc.
     Item 4.01 Form 8-K
     Filed August 20, 2010
     File No. 000-52901

Dear Ms. Carroll:

  We note that your December 31, 2009 financial statements were audited by Traci J. Anderson, CPA. On August 12, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Traci J. Anderson, CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Traci_Jo_Anderson.pdf

  As Traci J. Anderson, CPA is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. Accordingly, you may not include any Traci J. Anderson, CPA audit reports in registration statements, proxies, amendments to registration statements or proxies, or future Forms 10-K filed with the Commission. If Traci J. Anderson, CPA audited a year that you are required to include in your next Form 10-K, you should have a firm that is registered with the PCAOB re-audit that year.

  Please tell us how you intend to address the re-audit of your December 31, 2009 financial statements by no later than August 30, 2010. If you have any questions, I can be reached at 202-551-3871.

         Sincerely,

         Tia Jenkins
         Senior Assistant Chief Accountant